Consent of Independent Registered Public Accounting Firm

The Board of Directors
Carver Bancorp, Inc.:

We consent to the incorporation by reference in the annual report on Form 10-K of Carver Bancorp, Inc. and subsidiaries of our report dated June 29, 2007 relating to the consolidated statements of financial condition of Carver Bancorp, Inc. and subsidiaries as of March 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2007, which report appears in the March 31, 2007 annual report on Form 10-K of Carver Bancorp, Inc. and subsidiaries.

KPMG LLP
New York, New York
July 17, 2007